
07071558


AFFINITY
TECHNOLOGIES


SEC MAIL
RECEIVED
PROCESSING
JUL 1 3 2007
WASH., D.C.
190
SECTION

AFFINITY TECHNOLOGY GROUP, INC.

2006 ANNUAL REPORT

PAGE INTENTIONALLY LEFT BLANK

Introduction

Affinity Technology Group, Inc. (the "Company") was formed to develop and market technologies that enable financial institutions and other businesses to provide consumer financial services electronically with reduced or no human intervention. Products and services previously offered by the Company allowed consumers to obtain loans and open other financial accounts through remote input devices (such as touch screens and personal computer terminals) that interacted with other systems which supplied information necessary to process and approve consumer financial transactions. Due to capital constraints, the Company has suspended all efforts to further develop, market and operate these products and services. Currently, the Company's business activities consist exclusively of attempting to enter into agreements with third parties to license the Company's rights under certain of its loan processing and financial account patents.

The Company's patents include:

U. S. Patent No. 5,870,721 C1 – *"System and Method for Real Time Loan Approval"*
U. S. Patent No. 5,940,811 C1 – *"Closed Loop Financial Transaction Method and Apparatus"*
U. S. Patent No. 6,105,007 C1 – *"Automatic Financial Account Processing System"*

The Company believes its patents present an opportunity to execute a business strategy to exploit the value of the concepts upon which the Company's technologies were based.

Forward-Looking Statements

Statements in this Annual Report that are not descriptions of historical facts, such as statements about the Company's future prospects and cash requirements, are forward-looking statements and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements typically are identified by words such as "may," "will," "should," "anticipate," "estimate," "expect," "plan," "believe," predict," "potential," "intend," "continue" and similar expressions, although some forward-looking statements may be expressed differently. Forward-looking statements are subject to known and unknown risks, assumptions that may prove inaccurate, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, but not limited to, the following:

- the Company's very limited capital resources and the possibility that it may be unable to raise additional capital in amounts sufficient to permit it to continue its operations or repay outstanding indebtedness when due;
- the risk that the Company may lose all or part of the claims covered by its patents as a result of future challenges to its patents;
- the risk that the Company's patents may be subject to additional reexamination by the U.S. Patent and Trademark Office or challenge by third parties;
- the outcome of ongoing litigation; and
- unanticipated costs and expenses affecting the Company's cash position.

Additional factors that could cause actual results to differ from any forward-looking statements included in this Annual Report are discussed in Part I, Item 1A, "Risk Factors," of the Company's annual report on Form 10-K for the year ended December 31, 2006 with the Securities and Exchange Commission, as updated by future reports on Forms 10-Q and 8-K that the Company files with, or furnishes to, the Securities and Exchange Commission from time to time. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. The Company undertakes no ongoing obligation to update these forward-looking statements if we learn that any of the forward-looking statements or the underlying assumptions are incorrect.

Letter To Our Stockholders

Two thousand and six was an eventful year for Affinity. We accomplished much despite suffering several setbacks. Overall, I believe we made significant progress in our efforts to determine the ultimate viability of our patent enforcement and licensing business model. This process has taken years and we have had to constantly defend our intellectual property rights. For the immediate future it appears that we must remain in a defensive posture. Although we continue to believe in our patents' underlying value and applicability of our patents to current business processes, we now face the challenge of pursuing an appeal in an effort to obtain the reversal of recent unfavorable court rulings.

We began 2006 with significant positive momentum. After seven years of defending each of our three patents through reexaminations conducted by the U.S. Patent and Trademark Office (USPTO), in March 2006 we exited the reexamination process upon the successful conclusion of the reexamination of our U.S. Patent No. 6,105,007 (the "007 Patent"). Our other two patents (U.S. Patent Nos. 5,870,721 C1 and 5,940,811 C1), which cover the automated establishment of loans, had been previously reexamined by the USPTO.

The successful conclusion of the reexamination of the '007 Patent was a significant event for Affinity. First and foremost, we believe that the products, services and markets that the '007 Patent covers are much more extensive than our loan processing patents and that to achieve the level of shareholder value we are striving for, the '007 Patent must be the foundation of our program.

Additionally, the conclusion of the reexamination of the '007 Patent resulted in the lifting of the stays of our infringement lawsuits with Federated Department Stores, Ameritrade and HSBC. These lawsuits had been stayed pending the conclusion of the reexamination of the '007 Patent and the lifting of the stays allowed us to continue the legal process to enforce our patents.

Finally, the conclusion to the '007 reexamination positioned us to raise much needed capital to continue our infringement lawsuits. In August, we were successful in extending the maturity of our convertible notes which were then in default. Our successful placement of an additional $1.9 million of convertible notes in September 2006 provided us the working capital to allow us to continue our business and enforcement efforts.

In December 2006, the trial court in our infringement cases held a Markman hearing for the purpose of interpreting the scope and defining the claims of our patents. Markman hearings are specific to patent litigation and are an integral part of patent infringement lawsuits. Although we received favorable rulings on most of the claim terms defined and interpreted by the court, we received an unfavorable ruling on several claim terms. Of particular importance was the trial judge's interpretation of the term "remote interface" as that term is used in the '007 Patent. The judge interpreted this term to mean computer equipment, including personal computer equipment, which is not owned by a consumer. In essence, this interpretation removed from the scope of our patents financial and credit account applications processed from home computers.

As a result of the Markman rulings, Federated, Ameritrade and HSBC filed summary judgment motions with the court requesting the dismissal of our lawsuits. The summary judgment motions were based on several factors, the most significant of which we believe was the court's interpretation of the term "remote interface." Based on the summary judgment requests, the court has dismissed our lawsuits against Federated, Ameritrade and HSBC. As a result of these dismissals we are now able to proceed with our appeal of the court's rulings, including the Markman rulings, to the U.S Court of Appeals for the Federal Circuit.

We believe we have a sound basis for a successful appeal and intend to vigorously defend our intellectual property rights through the appeals process. We also believe that the results of the appeals process will have a significant bearing on the determination of the ultimate viability of our business model and value of our intellectual property.

Even though the pursuit of this appeal will be time consuming, a successful appeal may ultimately prove of significant value to Affinity. As a practical matter, we believe it is unlikely that the U.S. Supreme Court, the only further appeals body beyond the Appeals Court, is likely to review or reconsider their rulings and, therefore, we believe that the Appeals Court's rulings will be dispositive and will probably determine the viability of our business.

We cannot say with certainty how long the appeals process will take to produce a decision on the trial court's Markman rulings; however, we expect it to take much less time than the reexamination process. Of critical importance will be our ability to manage our existing cash resources and to raise additional capital if necessary to complete the appeals process.

A key determinant in our capital management capabilities will be the outcome of our request to the South Carolina Supreme Court to hear and overturn a verdict against Affinity associated with an eleven-year old civil action. This action was brought against Affinity in 1996 by a plaintiff who claimed that he was promised a 1% equity interest in Affinity for services he claims to have performed in 1993 and 1994. The case originally went to trial in 1998 and was re-tried in 2004 and resulted in a jury verdict against Affinity of $382 thousand. The verdict was overturned by the trial judge in 2004, but in October 2006 the verdict was reinstated by the South Carolina Court of Appeals. We have requested that the South Carolina Supreme Court hear the case. If they elect not to hear the case, we will become obligated to pay the reinstated verdict.

In summary, we have had some setbacks in 2006; however, I believe that we have made significant progress in our efforts to determine the ultimate commercial viability of our intellectual property. We believe we have a sound basis for our appeal to have the Markman rulings overturned and more favorable and definitive rulings issued. Capital, as in prior years, will remain a challenge.

We look forward to the remainder of 2007 as a period of significant and perhaps, defining, importance to Affinity. We remain committed to our efforts to meet and overcome the challenges that confront Affinity in order to exploit the value of our intellectual property rights for the benefit of our shareholders.

Finally, Sean Douglas and our Board of Directors have proved invaluable to Affinity during 2006 and I am sure you will join me in expressing our thanks for their efforts and commitment to the Company.

Sincerely,



Joseph A. Boyle,
Chairman, President and Chief Executive Officer

Selected Financial Data

The following table presents selected financial data of the Company for the periods indicated. The following financial data should be read in conjunction with the information set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations," our Consolidated Financial Statements and Notes thereto and other information included elsewhere in this report.

	Year Ended December 31,				
	2006	2005	2004	2003	2002
Statement of Operations Data:					
Revenues	$ 33,333	$ 20,261	$ 287,298	$ 517,647	$ 185,960
Cost and expenses:					
Cost of revenues	3,333	2,026	64,265	1,765	16,846
Selling, general and administrative expenses	2,606,386	486,607	732,285	996,711	1,406,841
Total costs and expenses	2,609,719	488,633	796,550	998,476	1,423,687
Operating loss	(2,576,386)	(468,372)	(509,252)	(480,829)	(1,237,727)
Interest income	17,907	182	1,967	694	1,643
Interest expense	(141,043)	(98,197)	(95,990)	(80,373)	(70,334)
Litigation accrual reversal	-	-	386,148	-	-
Net loss	$ (2,699,522)	$ (566,387)	$ (217,127)	$ (560,508)	$ (1,306,418)
Loss per share - basic and diluted	$ (0.06)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.03)
Shares used in computing net loss per share	44,194,562	42,207,884	41,926,272	41,512,897	40,707,108

	December 31,				
	2006	2005	2004	2003	2002
Balance Sheet Data:					
Cash and cash equivalents	$ 1,026,978	$ 13,776	$ 62,756	$ 578,398	$156,780
Working capital	(34,451)	(1,992,056)	(1,524,772)	(909,356)	(82,512)
Total assets	1,112,246	152,311	121,240	618,002	234,848
Convertible notes and accrued interest	3,225,089	1,595,906 (3)	1,383,149 (2)	1,291,841 (1)	868,427
Stockholder's equity (deficiency)	(3,279,752)	(2,048,371)	(1,513,523)	(1,329,579)	(908,230)

(1) Of the amount outstanding under the convertible notes as of December 31, 2003, $756,336 was classified as a current liability and, accordingly, is included in the working capital of the Company at December 31, 2003, set forth above.

(2) All amounts outstanding under the convertible notes as of December 31, 2004, were classified as a current liability and, accordingly, are included in the working capital of the Company at December 31, 2004, set forth above.

(3) All amounts outstanding under the convertible notes as of December 31, 2005, were classified as a current liability and, accordingly, are included in the working capital of the Company at December 31, 2005, set forth above.

Selected Financial Data (continued)

Common Stock Data:

The following table presents the high and low sales prices of our Common Stock for the periods indicated during 2006 and 2005 as reported by the OTC Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions. As of April 6, 2007, there were 427 stockholders of record of our Common Stock.

	Sales Price Per Share	
	High	Low
2006		
First Quarter	$0.85	$0.08
Second Quarter	0.82	0.16
Third Quarter	0.60	0.15
Fourth Quarter	0.50	0.15
2005		
First Quarter	$0.19	$0.05
Second Quarter	0.15	0.06
Third Quarter	0.10	0.06
Fourth Quarter	0.10	0.05

On April 5, 2007, the high and low sales price of the Company's Common Stock on the OTC Bulletin Board was $0.13.

The Company has never paid dividends on its capital stock. The Company intends to retain earnings, if any, for use in its business and does not anticipate paying any cash dividends in the foreseeable future.

Performance Graph

The graph set forth below compares, for the five-year period beginning January 1, 2002, the "cumulative stockholder return" to stockholders of the Company as compared with the return of The Nasdaq Stock Market Index (U.S. Companies) (the "Nasdaq Market Index") and of the Hemscott Computer Software and Sources Group Index ("Hemscott Software and Services Group"). "Cumulative stockholder return" has been computed assuming an investment of $100, at the beginning of the period indicated, in the Common Stock of the Company and the stock of the companies included in the Nasdaq Market Index and the Hemscott Software and Services Group, and assuming the reinvestment of dividends.



$400
$350
$300
$250
$200
$150
$100
$50
1/1/2002
12/31/2002
12/31/2003
12/31/2004
12/31/2005
12/31/2006
Nasdaq Market Index
Hemscott Software and Services Group
Affinity Technology Group, Inc.

Dates	Nasdaq Market Index	Hemscott Software and Services Group	Affinity Technology Group, Inc.
January 1, 2002	100.00	100.00	100.00
December 31, 2002	69.75	68.11	218.18
December 31, 2003	104.88	88.07	281.82
December 31, 2004	113.70	96.72	90.91
December 31, 2005	116.19	96.96	138.18
December 31, 2006	128.12	112.58	381.82

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Affinity was formed in 1994 to develop and market technologies that enable financial institutions and other businesses to provide consumer financial services electronically with reduced or no human intervention. Due to capital constraints, we have suspended efforts to deploy products and services that use our loan processing system, DeciSys/RT, in order to focus our efforts exclusively on attempting to license certain of our patents. Currently, our business activities consist exclusively of attempting to enter into license agreements with third parties to license our rights under certain of our patents and in pursuing patent litigation in an effort to protect our intellectual property and obtain recourse against alleged infringement of our patents. Accordingly, our prospects are wholly dependent on these efforts to finance and execute a sustainable patent licensing program.

As more fully described in Part I, Item 1, "Business—Patents and Legal Matters" of our annual report on Form 10-K for the year ended December 31, 2006 (the "2006 10-K"), in conjunction with its product development activities, we applied for and obtained three patents, two of which cover fully-automated loan processing systems and one of which covers the fully-automated establishment of a financial account, including credit accounts.. All of these patents have been subject to reexamination by the U.S. Patent and Trademark Office ("PTO") as a result of third party challenges. It is possible that third parties may bring additional actions to contest all or some of our patents, and we can give no assurance that we will not lose all or some of the claims covered by our existing patents.

In addition, as described more fully in Part I, Item 1, "Business—Patents and Legal Matters" of the 2006 10-K, we, and in some cases, alleged infringers of these patents, have initiated lawsuits to determine whether our patents are being infringed. In light of the most recent reexamination certificate issued in July 2006 regarding our third patent, these lawsuits are now proceeding. In December 2006, a "Markman Hearing" was held in connection with these infringement actions. Markman hearings are proceedings under U.S. patent law in which plaintiffs and defendants present their arguments to the court as to how they believe the patent claims - which define the scope of the patent holder's rights under the patent - should be interpreted for purposes of determining at trial whether the patents have been infringed. For purposes of the Markman hearing, the Federated, TD Ameritrade and HSBC cases were consolidated into one hearing and held by the United States District Court for the State of South Carolina (the "Columbia Federal Court"). As a result of the Markman proceedings, the Columbia Federal Court interpreted and construed the meaning of numerous claim terms which bear on the scope of the patents. Although most claim terms were construed in a manner we believe are favorable, the trial judge interpreted and construed certain claim terms, most notably those related to the term "remote interface" as claimed in our second loan processing patent (U.S. Patent No. 5,940,811 C1) and our financial account patent (U.S. Patent No. 6,105,007 C1), in a manner unacceptable and unfavorable to us. In these patents, the Court interpreted and construed "remote interface" to mean computer equipment, including personal computer equipment, that is not owned by a consumer. The Court applied no such limitation in construing the term "remote interface" under our first loan processing patent (U.S. Patent No. 5,870,721 C1). Unless we can obtain a more favorable interpretation of certain claim terms, it is possible the scope of our patents could be significantly limited.

In order to seek a reversal of these unfavorable Markman rulings, we will likely be required to appeal the rulings to the Federal Circuit Court of Appeals. Moreover, we believe that an appeal of the Markman rulings will likely delay our current patent infringement lawsuits and hinder our ability to license our patents. Further, the appeal of the Markman rulings will likely require substantial resources and an extended period of time to complete, which will in turn likely increase the already significant costs and expected time required to prosecute our existing infringement actions. No assurance can be given that we will have the resources necessary to complete an appeal of the Markman rulings or our underlying lawsuits or that we will be successful in obtaining a favorable outcome.

We also recently received an adverse ruling in our longstanding legal dispute with Temple Ligon, which is more fully described in Part I, Item 1, "Business—Patents and Legal Matters" of our 2006 10-K. On October 30, 2006, the South Carolina Court of Appeals reversed the trial judge's 2004 decision and reinstated the jury verdict of $382,148. Our petition to the Appeals Court for a rehearing of this case has been denied, and we intend to petition the South Carolina Supreme Court for relief from this ruling. If we become obligated to pay more than an insignificant amount of damages in connection with this litigation, we could be forced to consider alternatives for winding down our business, which may include offering our patents for sale or filing for bankruptcy protection.

To date, we have generated substantial operating losses and have been required to use a substantial amount of cash resources to fund our operations. Net cash used by operations during the year ended December 31, 2006, was $1,058,217, and at December 31, 2006, we had a working capital deficit of $34,451. At December 31, 2006, we had cash and cash equivalents of $1,026,978. We generally have been unable to enter into licensing agreements with potential licensees upon terms that are acceptable to us, and are pursuing litigation against alleged infringers, as described above and further in Part 1, Item 1, "Business—Patents and Legal Matters" of our 2006 10-K. To pursue an appeal of unfavorable rulings issued in December 2006 in a Markman hearing, and to continue to vigorously pursue these lawsuits generally, we anticipate that it will need to increase our operating expenses due to, among other things, increased litigation costs and related expenses. Accordingly, to remain viable through 2007, it is critical that we raise additional capital through the sale of debt and/or equity securities or from licensing our patents. No assurances can be given that we will be able to raise additional capital or generate capital from our patent licensing business. Unless we raise additional capital, we may have to consider alternatives for winding down our business, which may include offering our patents for sale or filing for bankruptcy protection.

The report of our independent registered public accounting firm on our audited financial statements included with this report contains a statement noting that our recent history of losses, combined with other factors, raise substantial doubt about our ability to continue as a going concern. Although our plans to address these issues are discussed in Note 1 to the audited financial statements included in this report and elsewhere in this report, these plans are subject to numerous risks and contingencies, many of which are beyond our control, and we can give no assurance as to whether or how long we may be able to succeed in addressing these issues and maintaining our viability as a going concern.

Critical Accounting Policies

We apply certain accounting policies which are important in understanding our results of operations and the information presented in the consolidated financial statements. We consider critical accounting policies to be those that require more significant judgments and estimates in the preparation of our financial statements and include the valuation reserve on net deferred tax assets. We record a valuation allowance to reduce our deferred tax assets to the amount that we estimate is more likely than not to be realized. As of December 31, 2006, we recorded a valuation allowance that reduced our deferred tax assets to zero.

Results of Operations

Revenues. Our revenues from continuing operations were $33,333, $20,261 and $287,298 for the years ended December 31, 2006, 2005 and 2004, respectively. The types of revenue we recognized are as follows:

Table 1 - Revenues

	Years ended December 31,					
	2006		2005		2004	
	Amount	% of Total	Amount	% of Total	Amount	% of Total
Patent license revenue	$ 33,333	100.0	$ 20,261	100.0	$ 267,647	93.2
Other income	-	-	-	-	19,651	6.8
	$ 33,333	100.0	$ 20,261	100.0	$ 287,298	100.0

Patent license revenue. We recognized patent licensing revenue of $33,333, $20,261 and $267,467 in 2006, 2005 and 2004, respectively. In 2006, 2005 and 2004, we recognized patent licensing revenue associated with the annual fee from one patent license agreement executed in 1999. Of the total amount recognized in 2004, $250,000 was non-recurring revenue related to a settlement agreement with an institution that formerly maintained a system that permitted consumers to apply for credit cards over the Internet.

Other income. In 2006 and 2005, we recognized no amounts classified as other income. In 2004, other income consisted exclusively of non-recurring miscellaneous income items primarily associated with the sale of equipment no longer needed in the operation of our business.

Costs and Expenses

Costs of Revenues. Costs of revenues for the years ended December 31, 2006, 2005 and 2004 were $3,333 $2,026 and $64,265, respectively. Cost of revenues consists of commissions paid to our patent licensing agents.

General and Administrative Expenses. General and administrative ("G&A") expenses for the year ended December 31, 2006 were $2,606,386, compared to $486,607 and $732,285 for the years ended December 31, 2005 and 2004, respectively. G&A expenses have fluctuated significantly over the past three years and depend to a great extent on the level of our business activities and particularly, the level of litigation in which we are involved in a period. The components of G&A expenses incurred in 2006, 2005 and 2004 are as follows:

Table 2 – General and Administrative Expenses

	Years ended December 31,					
	2006		2005		2004	
	Amount	% of Total	Amount	% of Total	Amount	% of Total
Salaries and benefits	$ 268,381	10.3	$ 248,415	51.1	$ 271,777	37.1
Stock-based compensation	874,081	33.5	-	-	-	-
Professional fees	971,773	37.3	138,768	28.5	321,135	43.9
Litigation accrual	382,148	14.7	-	-	-	-
Insurance	47,078	1.8	54,251	11.1	55,273	7.6
Rent	20,518	0.8	25,820	5.3	40,534	5.5
Other	42,407	1.6	19,353	4.0	43,566	5.9
	$ 2,606,386	100.0	$ 486,607	100.0	$ 732,285	100.0

G&A expenses increased $2,119,779 in 2006 compared to 2005. As indicated in the above table, G&A expenses increased $2,089,234 as a result of an increase in stock compensation, professional fees and a litigation accrual. In 2006, we issued options to our executives and directors in conjunction with a non-qualified option plan adopted by our Board of Directors. We also issued warrants to its our investment advisor for services associated with the investment advisor's assistance in raising capital and other advisory services. As a result of the option and warrant grants, we recognized non-cash stock-based compensation expense of $874,081. Professional fees increased $833,005 in 2006 compared to 2005, most of which increase was related to our patent infringement lawsuits. In March 2006, we were notified by the PTO that the reexamination of our U.S. Patent No. 6,105,007 had been concluded. The conclusion of the reexamination resulted in the lifting of the stays of our patent infringement lawsuits with Federated, TD Ameritrade and HSBC. The lawsuits proceeded during the remainder of 2006 with a corresponding increase in legal and other professional fees. We also accrued $382,148 to reflect the reinstatement by the South Carolina Court of Appeals of a jury verdict previously set aside by the trial judge in 2004.

The decrease in G&A in 2005 compared to 2004 is due to the continued reduction of our activities and curtailment of other expenses in 2005 and 2004, primarily as a result of the granting by the PTO of a request to reexamine our U.S. Patent No. 6,105,007 in 2004. As a result of the reexamination, our patent infringement lawsuits were stayed and we implemented measures to conserve our financial resources until the reexamination was concluded. G&A expenses were lower in all material categories in 2005 compared to 2004. Professional fees decreased significantly in 2005 compared to 2004, primarily as a result of the costs of our defense associated with the civil action brought by Temple Ligon and which case was tried in 2004.

Interest Income

Interest income was $17,907, $182 and $1,967 in 2006, 2005 and 2004, respectively, and primarily reflects interest income attributable to our cash balances. The increase in interest income in 2006, is related to the interest earned on cash balances associated with the sale of our convertible notes in September 2006 in the aggregate principal amount of $1,905,000.

Interest Expense

Interest expense was $141,043, $98,197 and $95,990 in 2006, 2005 and 2004, respectively. Interest expense is primarily associated with the interest on $3,480,336 aggregate principal amount of convertible notes issued in installments in June 2002 ($830,336), March 2003 ($200,000), August 2003 ($25,000), November 2003 ($150,000), December 2003 ($50,000), January 2004 ($25,000), May 2005 ($75,000), August 2005 ($45,000) and December 2005 ($25,000), May 2006 ($150,000) and September 2006 ($1,905,000). Of the aggregate note principal issued, aggregate principal in the amount of $568,697 has been converted into shares of our common stock. Additionally, in August 2006, and in accordance with the issuance of new notes in satisfaction of our then outstanding notes, $229,027 of accrued interest was converted into note principal. The increase in interest expense in 2006 compared to 2005 and 2005 compared to 2004 is attributable to the increase in the average amounts of the convertible notes outstanding.

Litigation Accrual Reversal

We have been a defendant in a lawsuit which resulted in a jury verdict against us in January 2004. We had recorded a reserve in 2003 for the estimated loss in this litigation of $386,148 as a result of the jury verdict. In July 2004, the trial judge ruled on post-trial motions submitted by us and set aside the jury verdict, and accordingly, in the third quarter of 2004, the Company reversed the $386,148 accrual and recognized a like amount as other income. As discussed above under the caption "General and Administrative Expenses," the South Carolina Court of Appeals reinstated the jury verdict in 2006.

Income Taxes

We have recorded a valuation allowance for the full amount of our net deferred income tax assets as of December 31, 2006, 2005, and 2004, based on management's evaluation of the recognition criteria as set forth in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

Liquidity and Capital Resources

We have generated net losses of $71,943,941 since our inception and have financed our operations primarily through net proceeds from our initial public offering in May 1996 and cash generated from operations and other financing transactions. Net proceeds from our initial public offering were $60,088,516.

Net cash used by operations during the year ended December 31, 2006, was $1,058,217, compared to $194,285 and $557,545 used by operations in 2005 and 2004, respectively. The increase in cash used by operations in 2006 compared to 2005 was primarily the result of an increase in professional fees associated with our patent litigation. Our patent lawsuits were stayed in 2004 and during 2005 pending the conclusion of the reexamination of U.S. Patent No. 6,105,007, our patent covering the automated establishment of financial accounts. As discussed in Part 1, Item 1, "Business—Patents and Legal Matters" of our 2006 10-K, the reexamination was concluded in 2006, the stay of the lawsuits was lifted and the lawsuits proceeded. The decrease in cash used by operations in 2005 compared to 2004 was primarily attributable to additional cost reduction measures taken by us in 2005 and the deferral of the payment of certain accounts payable and accrued expenses in 2004 until 2005 and the expense of a civil action against us incurred in 2004. At December 31, 2006 cash and liquid investments were $1,026,978, as compared to $13,776 at December 31, 2005. At December 31, 2006 working capital was a deficit of $34,451 as compared to a deficit of $1,992,056 at December 31, 2005. For purposes of determining working capital at December 31, 2005, $1,595,906 of principal and accrued interest under our convertible notes are included as current liabilities.

To date, we have generated substantial operating losses and have been required to use a substantial amount of cash resources to fund our operations. We generally have been unable to enter into licensing agreements with potential licensees upon terms that are acceptable to the Company, and are pursuing litigation against alleged infringers, as described above and further in Part 1, Item 1, "Business—Patents and Legal Matters" of our 2006 10-K. To pursue an appeal of unfavorable rulings issued in December 2006 in a Markman hearing, and to continue to vigorously pursue these lawsuits generally, we anticipate that we will need to increase our operating expenses due to, among other things, increased litigation costs and related expenses. Accordingly, to remain viable through 2007, it is critical that we raise additional capital through the sale of debt and/or equity securities or from licensing its our patents. No assurances can be given that we will be able to raise additional capital or generate capital from our patent licensing business. Unless we raise additional capital, we may have to consider alternatives for winding down our business, which may include offering our patents for sale or filing for bankruptcy protection.

The report of our independent registered public accounting firm on our audited financial statements included with this report contains a statement noting that our recent history of losses, combined with other factors, raise substantial doubt about our ability to continue as a going concern. Although our plans to address these issues are discussed in Note 1 to the audited financial statements included elsewhere in this report, these plans are subject to numerous risks and contingencies, many of which are beyond our control, and we can give no assurance as to whether or how long we may be able to succeed in addressing these issues and maintaining our viability as a going concern.

In 2002, we initiated a convertible note program under which we were authorized to issue up to $1,500,000 principal amount of our 8% convertible secured notes (the "notes"). In February 2006, the convertible note program was amended to allow us to issue up to $3,000,000 of our notes. Prior to August 2006, we had issued an aggregate of $1,575,336 principal amount of notes under this program, including notes with an aggregate principal amount of $536,336 that have been converted into shares of our common stock.

These notes bear interest at 8%, are convertible into our common stock at a conversion rate of $.20 per share (for notes issued prior to the April 2006 amendment to the program) or $.50 per share (for notes issued in May 2006), and are secured by our equity interest in our decisioning.com, Inc. subsidiary, which owns our patent portfolio. Principal and interest under these notes generally becomes payable in full on the second anniversary of the date on which these notes were issued. However, under the terms of the notes, the full amount of principal and interest under all notes may be declared immediately due and payable in certain events, including bankruptcy or similar proceedings involving us, a default in the payment of principal and interest under any note, or a change in control of the Company.

From June 2004 through August 2006, we were in default regarding payment of principal and interest due under certain of the notes. Accordingly, the full amount of principal and interest outstanding under all notes was payable at the option of all noteholders. At December 31, 2005, the amount of principal and accrued interest outstanding under all of the notes was $1,595,906.

In August 2006, we and the holders of all outstanding notes entered into an amended and restated note purchase agreement under which such holders agreed to extend the maturity date of such notes by exchanging them (including all interest accrued thereon) for new two-year notes due in August 2008 in the aggregate principal amount of $1,268,027. Under the amended note purchase agreement, we may issue notes in the aggregate principal amount of up to $5,000,000 (including the notes issued to current noteholders, as described in the preceding sentence) having an exercise price determined by us and each investor at the time of issuance.

The new notes issued in August 2006 have the same terms as the old notes for which they were exchanged, except that the new notes will mature in August 2008. Of the new notes issued, notes with a principal amount of $1,115,068 are convertible into shares of our common stock at $.20 per share, and notes with a principal amount of $152,959 are convertible into shares of our common stock at $.50 per share. The new notes include a note in the principal amount of $166,863 issued to our Chief Executive Officer and a note in the principal amount of $122,115 issued to a subsidiary of The South Financial Group. The South Financial Group Foundation, a non-profit foundation established by the South Financial Group, owns approximately 10% of the Company's outstanding capital stock.

In September 2006, we sold additional convertible notes in the aggregate principal amount of $1,905,000. The terms of these notes are the same as the notes previously issued by us, except that they may be converted into our common stock at a rate of $.42 per share, and we have agreed to prepare and file with the Securities and Exchange Commission, on or before January 31, 2007, a registration statement with respect to out common stock issuable upon conversion of these notes.

Contractual Obligations

The following table sets forth our long-term debt and other obligations at December 31, 2006.

Table 3 – Contractual Obligations

		Payment Due By Period			
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Convertible Notes (1)	$ 3,225,089	$ -	$ 3,225,089	$ -	$ -
Operating Lease Obligations	1,200	1,200	-	-	-
Purchase Obligations	-	-	-	-	-
Total	$ 3,226,289	$ 1,200	$ 3,225,089	$ -	$ -

(1) Convertible notes consist of the Company's convertible notes, including accrued interest.

Affinity Technology Group, Inc. and Subsidiaries
Consolidated Balance Sheets

	December 31, 2006	December 31, 2005
Assets		
Current assets:		
Cash and cash equivalents	$ 1,026,978	$ 13,776
Receivables	-	100,000
Prepaid expenses	77,702	33,739
Total current assets	1,104,680	147,515
Property and equipment, net	7,566	4,796
Total assets	$ 1,112,246	$ 152,311

	December 31, 2006	December 31, 2005
Liabilities and stockholders' deficiency		
Current liabilities:		
Accounts payable	$ 248,834	$ 119,768
Accrued expenses	445,284	362,018
Accrued compensation and related benefits	411,680	323,116
Convertible notes	-	1,301,336
Current portion of deferred revenue	33,333	33,333
Total current liabilities	1,139,131	2,139,571
Non-current liabilities:		
Convertible notes	3,140,666	-
Accrued interest	84,423	-
Deferred revenue	27,778	61,111
Total non-current liabilities	3,252,867	61,111
Total liabilities	4,391,998	2,200,682
Commitments and contingent liabilities		
Stockholders' deficiency:		
Common stock, par value $0.0001; authorized 60,000,000 shares, issued 47,435,406 shares in 2006 and 44,393,104 shares in 2005	4,744	4,439
Additional paid-in capital	72,164,732	70,696,896
Treasury stock, at cost (2,168,008 shares at December 31, 2006 and 2005)	(3,505,287)	(3,505,287)
Accumulated deficit	(71,943,941)	(69,244,419)
Total stockholders' deficiency	(3,279,752)	(2,048,371)
Total liabilities and stockholders' deficiency	$ 1,112,246	$ 152,311

See accompanying notes.

Affinity Technology Group, Inc. and Subsidiaries
Consolidated Statements of Operations

	Years ended December 31,		
	2006	**2005**	**2004**
Revenues:			
Patent license revenue	$ 33,333	$ 20,261	$ 267,647
Other income	-	-	19,651
	33,333	20,261	287,298
Costs and expenses:			
Cost of revenues	3,333	2,026	64,265
General and administrative expenses	2,606,386	486,607	732,285
	2,609,719	488,633	796,550
Operating loss	(2,576,386)	(468,372)	(509,252)
Other income (expenses):			
Interest income	17,907	182	1,967
Interest expense	(141,043)	(98,197)	(95,990)
Litigation accrual reversal	-	-	386,148
Net loss	$ (2,699,522)	$ (566,387)	$ (217,127)
Net loss per share – basic and diluted	$ (0.06)	$ (0.01)	$ (0.01)
Shares used in computing net loss per share	44,194,562	42,207,884	41,926,272

See accompanying notes.

Affinity Technology Group, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity (Deficiency)

	Common Stock					
	Shares	Amount	Additional Paid-in Capital	Treasury Stock	Accumulated Deficit	Total Stockholders' Equity (Deficiency)
Balance at December 31, 2003	44,032,493	4,403	70,632,210	(3,505,287)	(68,460,905)	(1,329,579)
Note payable conversion to common stock	148,417	15	29,668	-	-	29,683
Issuance of common stock as finder's fees	50,000	5	3,495	-	-	3,500
Net loss	-	-	-	-	(217,127)	(217,127)
Balance at December 31, 2004	44,230,910	4,423	70,665,373	(3,505,287)	(68,678,032)	(1,513,523)
Note payable conversion to common stock	152,194	15	30,424	-	-	30,439
Issuance of common stock as finder's fees	10,000	1	1,099	-	-	1,100
Net loss	-	-	-	-	(566,387)	(566,387)
Balance at December 31, 2005	44,393,104	4,439	70,696,896	(3,505,287)	(69,244,419)	(2,048,371)
Note payable conversion to common stock	2,334,302	284	566,576	-	-	566,860
Issuance of common stock as finder's fees	8,000	1	3,199	-	-	3,200
Stock option exercise	200,000	20	23,980	-	-	24,000
Grant of stock options	-	-	674,081	-	-	674,081
Issuance of warrants	-	-	200,000	-	-	200,000
Net loss	-	-	-	-	(2,699,522)	(2,699,522)
Balance at December 31, 2006	47,435,406	$ 4,744	$ 72,164,732	$ (3,505,287)	$ (71,943,941)	$ (3,279,752)

See accompanying notes.

Affinity Technology Group, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	Years ended December 31,		
	2006	**2005**	**2004**
Operating activities			
Net loss	**$(2,699,522)**	$ (566,387)	$ (217,127)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	**4,360**	6,453	8,181
Impairment loss	**-**	-	1,147
Amortization of stock option compensation	**874,081**	-	-
Deferred revenue	**(33,333)**	79,738	(17,647)
Litigation accrual reversal	**-**	-	(386,148)
Other	**3,651**	796	(14,497)
Changes in current assets and liabilities:			
Accounts receivable	**100,000**	(100,000)	-
Prepaid expenses	**(43,963)**	13,496	(27,114)
Accounts payable	**129,066**	98,266	(54,554)
Accrued expenses	**518,880**	90,127	103,024
Accrued compensation and related benefits	**88,563**	183,226	47,190
Net cash used in operating activities	**(1,058,217)**	(194,285)	(557,545)
Investing activities			
Purchases of property and equipment	**(7,581)**	-	(1,697)
Proceeds from sale of property and equipment	**-**	305	18,600
Net cash (used in) provided by investing activities	**(7,581)**	305	16,903
Financing activities			
Proceeds from convertible notes	**2,055,000**	145,000	25,000
Exercise of stock options	**24,000**	-	-
Net cash provided by financing activities	**2,079,000**	145,000	25,000
Net increase (decrease) in cash	**1,013,202**	(48,980)	(515,642)
Cash and cash equivalents at beginning of year	**13,776**	62,756	578,398
Cash and cash equivalents at end of year	**$ 1,026,978**	$ 13,776	$ 62,756

See accompanying notes.

Affinity Technology Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1. The Company - Going Concern

Affinity was formed to develop and market technologies that enable financial institutions and other businesses to provide consumer financial services electronically with reduced or no human intervention. Products and services previously offered by the Company include its DeciSys/RT loan processing system, which automated the processing and consummation of consumer financial services transactions; the Affinity Automated Loan Machine (the "ALM"), which allowed an applicant to apply for and, if approved, obtain a loan in as little as ten minutes; the Mortgage ALM, which allowed an applicant to apply for a mortgage loan; e-xpertLender, which permitted a financial institution to make automated lending decisions through its call centers and branches; iDEAL, which permitted automobile lenders to make automobile lending decisions for loan applications originated at automobile dealers; and rtDS, which permitted lenders to deliver credit decisions to applicants over the Internet. Due to capital constraints, the Company has suspended all efforts to further develop, market and operate these products and services. The Company's last processing contract terminated in late 2002, and the Company has no plans in the near term to engage in further sales or other activities related to its products or services, other than to attempt to license certain of the patents that it owns. Currently, the Company's business activities consist exclusively of attempting to enter into license agreements with third parties to license the Company's rights under certain of its patents and in pursuing the patent litigation described below in an effort to protect this intellectual property and obtain recourse against alleged infringement of these patents.

To date, the Company has generated substantial operating losses and has been required to use a substantial amount of cash resources to fund its operations. At December 31, 2006, the Company had cash and cash equivalents of $1,026,978. The Company generally has been unable to enter into licensing agreements with potential licensees upon terms that are acceptable to the Company and, as discussed above, is attempting to seek recourse through litigation with alleged infringers of its patents. To vigorously pursue its lawsuits, the Company anticipates that it will need to increase its operating expenses due to, among other things, increased litigation costs and related expenses. Accordingly, to remain viable through 2007, it is critical that the Company raise additional capital through the sale of debt and/or equity securities or from licensing its patents. No assurances can be given that the Company will be able to raise additional capital or generate capital from its patent licensing business. Unless the Company raises additional capital, it may have to consider alternatives for winding down its business, which may include offering its patents for sale or filing for bankruptcy protection.

In conjunction with its product development activities, the Company applied for and obtained three patents. The Company has been granted two patents covering its fully-automated loan processing systems (U.S. Patent Nos. 5,870,721 C1 and 5,940,811 C1). In August 2000, the U.S. Patent and Trademark Office ("PTO") issued to the Company a patent covering the fully-automated establishment of a financial account including credit accounts (U.S. Patent No. 6,105,007 C1).

All of these patents have been subject to reexamination by the PTO as a result of challenges to such patents by third parties. On January 28, 2003, the Company received a Reexamination Certificate (U. S. Patent No. 5,870,721 C1) from the PTO which formally concluded the reexamination of U. S. Patent No. 5,870,721. On December 20, 2005, the Company received a Reexamination Certificate (U.S. Patent No. 5,940,811 C1) from the PTO which formally concluded the reexamination of U.S. Patent No. 5,940,811. On July 25, 2006, the Company received a Reexamination Certificate (U.S. Patent No. 6,105,007 C1) from the PTO which formally concluded the reexamination of U.S. Patent No. 6,105,007 and which indicated that the reexamination resulted in the full allowance of all the claims of this patent. It is possible that third parties may bring additional actions to contest all or some of the Company's patents. The Company can make no assurances that it will not lose all or some of the claims covered by its existing patents.

In June 2003, the Company filed a lawsuit against Federated Department Stores, Inc. ("Federated"), and certain of its subsidiaries alleging that Federated has infringed one of the Company's patents (U. S. Patent No. 6,105,007). In September 2003, the Company filed a similar lawsuit against Ameritrade Holding Corporation and its subsidiary, Ameritrade, Inc. (collectively "Ameritrade"), alleging infringement of the same patent. Both lawsuits were filed in the United States District Court in Columbia, South Carolina (the "Columbia Federal Court"), and both seek unspecified damages. In 2004, at the request of Federated and Ameritrade, the PTO determined to reexamine U.S. Patent No. 6,105,007. As a result of the reexamination of U.S. Patent No. 6,105,007, the Company jointly, with Federated and Ameritrade, requested the Columbia Federal Court to stay the lawsuits against Federated and Ameritrade pending resolution of the reexamination of U. S. Patent No. 6,105,007. In March 2006, the Company was notified that the PTO had concluded the reexamination of U.S. Patent No. 6,105,007 and that such reexamination resulted in the full allowance of all the claims of this patent. As a result of the completion of the PTO's reexamination of U.S. Patent No. 6,105,007, the stay of these lawsuits against Federated and Ameritrade was automatically lifted, and these lawsuits are now proceeding.

In November 2003, Household International, Inc. ("Household") filed a declaratory judgment action against the Company in the United States District Court in Wilmington, Delaware (the "Delaware Federal Court"). In its complaint Household requested the Delaware Federal Court to rule that Household was not infringing any of the claims of the Company's patents (U.S. Patent No. 5,870,721 C1, No. 5,940,811, and No. 6,105,007) and that the patents were not valid. The Company filed counterclaims against Household claiming that Household infringes U. S. Patent No. 5,870,721 C1, No. 5,940,811, and No. 6,105,007. The Company also filed a motion with the Delaware Federal Court to transfer the case to the Columbia Federal Court. In April 2004, the Delaware Federal Court granted the Company's motion to transfer the case to Columbia Federal Court. As a result of the reexamination of U.S. Patent No. 6,105,007, the Company jointly, with Household, requested and received a stay of the Household action from the Columbia Federal Court pending the resolution of the PTO's reexamination of U.S. Patent No. 6,105,007. As discussed above, the PTO has concluded the reexamination of U.S. Patent No. 6,105,007. Accordingly, the stay of this lawsuit was automatically lifted, and this lawsuit is now proceeding.

In accordance with the patent infringement lawsuits with Federated, TD Ameritrade (formerly Ameritrade) and HSBC (formerly Household), as described above, a "Markman Hearing" was held in December 2006. Markman hearings are proceedings under U.S. patent law in which plaintiffs and defendants present their arguments to the court as to how they believe the patent claims - which define the scope of the patent holder's rights under the patent - should be interpreted for purposes of determining at trial whether the patents have been infringed. For purposes of the Markman hearing, the Federated, TD Ameritrade and HSBC cases were consolidated into one hearing and held by the Columbia Federal Court. As a result of the Markman proceedings the Columbia Federal Court interpreted and construed the meaning of numerous claim terms which bear on the scope of the patents. Although most claim terms were construed in a manner the Company believes are favorable, the trial judge interpreted and construed certain claim terms, most notably those related to the term "remote interface" as claimed in the Company's second loan processing patent (U.S. Patent No. 5,940,811 C1) and its financial account patent (U.S. Patent No. 6,105,007 C1), in a manner unacceptable and unfavorable to the Company. In these patents, the Court interpreted and construed "remote interface" to mean computer equipment, including personal computer equipment, that is not owned by a consumer. The Court applied no such limitation in construing the term "remote interface" under the Company's first loan processing patent (U.S. Patent No. 5,870,721 C1). Unless the Company can obtain a more favorable interpretation of certain claim terms, it is possible the scope of the Company's patents could be significantly limited. In order to seek a reversal of these unfavorable Markman rulings, the Company will likely be required to appeal the rulings to the Federal Circuit Court of Appeals. Moreover, the Company believes that an appeal of its Markman rulings will likely delay its current patent infringement lawsuits and hinder its ability to license its patents. Further, the appeal of the Markman rulings will likely require substantial resources and an extended period of time to complete, which will in turn likely increase the already significant costs and expected time required to prosecute the Company's existing infringement actions. No assurance can be given that the Company will have the resources necessary to complete its appeal of the Markman rulings or its underlying lawsuits or that it will be successful in obtaining a favorable outcome.

In addition, the Company and its founder, Jeff Norris, are defendants in a lawsuit filed by Temple Ligon on November 30, 1996 in the Court of Common Pleas for the County of Richland in Columbia, South Carolina. Mr. Ligon claims, among other things, that the Company and Mr. Norris breached an agreement to give him a 1% equity interest in the Company in consideration of services Mr. Ligon claims to have performed in 1993 and 1994 in conjunction with the formation of the Company, and seeks monetary damages of $5,463,000. This lawsuit initially resulted in a jury verdict against the Company of $68,000. However, Mr. Ligon subsequently requested and was granted a new trial. In January 2004, this lawsuit resulted in another jury verdict against the Company of $382,148. In connection with the litigation and the resulting jury verdict, the Company filed post-trial motions with the trial court in which, among other things, it claimed that the jury verdict should be set aside. On July 23, 2004, the trial judge granted the Company's motions, set aside the jury verdict, and ordered entry of a judgment in favor of the Company. The plaintiff appealed the trial judge's ruling to the South Carolina Court of Appeals (the "Appeals Court"). On October 30, 2006, the Appeals Court reversed the trial judge's decision and reinstated the jury verdict of $382,148. The Company's petition to the Appeals Court for a rehearing of this case has been denied, and we intend to petition the South Carolina Supreme Court for relief from this ruling. If the Company becomes obligated to pay more than an insignificant amount of damages in connection with this litigation, it could be forced to consider alternatives for winding down its business, which may include offering its patents for sale or filing for bankruptcy protection.

Management's plans with respect to addressing the matters discussed above are to continue to prosecute the patent infringement lawsuits in which the Company is involved and to seek remedies which would provide to it a more favorable interpretation of its patent claims, as such terms were interpreted in its Markman proceedings by the Columbia Federal Court. It is likely that the Company will have to appeal the Columbia Federal Court's Markman rulings. The Company's currently limited capital resources may not be sufficient to continue to prosecute its patent infringement lawsuits and to prosecute an appeal of its Markman rulings. In the event the Company's current capital resources are not sufficient, management intends to attempt to raise additional capital to continue the prosecution of its lawsuits and any necessary appeals. No assurance can be given that management will be successful in raising additional capital if needed to continue the operations of the Company.

There is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or amounts and classification of liabilities that may result from this uncertainty. However, management believes that any adjustments to reflect the possible future effects on the recoverability and classification of assets and amounts of liabilities would not materially change the Company's financial position.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Affinity Technology Group, Inc. and its subsidiaries, Affinity Bank Technology Corporation, Affinity Clearinghouse Corporation, Affinity Credit Corporation, Affinity Processing Corporation, Affinity Mortgage Technology, Inc., decisioning.com, Inc. ("decisioning.com"), and Multi Financial Services, Inc. All significant inter-company balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Fair Value of Financial Instruments

The carrying amounts reported in the balance sheet for cash and cash equivalents, accounts payable and notes payable approximate their fair values.

Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives range from five to ten years for office furniture and fixtures and three to five years for all other depreciable assets. Depreciation expense was approximately $4,000, $6,000 and $7,000 during 2006, 2005 and 2004, respectively.

Revenue Recognition

Patent licensing – The Company recognizes revenue from patent licensing activities pursuant to the provisions of each license agreement which specify the periods to which the related license and corresponding revenue applies.

Deferred revenues - Deferred revenues relate to unearned revenue associated with cash received for patent licenses. Such revenue is recognized in the period the patent license entitles the licensee to use technology covered by the Company's patents.

Cost of Revenues

Cost of revenues consists solely of commissions paid to the Company's patent licensing agents. Commissions paid or accrued by the Company totaled $3,333, $2,026 and $64,265 for the years ended December 31, 2006, 2005, and 2004, respectively.

Stock Based Compensation

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 123R, "Share-Based Payments" (SFAS 123R), on January 1, 2006. This statement requires the Company to recognize the cost of employee and director services received in exchange for the stock options it has awarded. Under SFAS 123R the Company is required to recognize compensation expense over an award's vesting period based on the award's fair value at the date of grant. The Company has elected to adopt SFAS 123R on a modified prospective basis; accordingly, the financial statements for the periods prior to January 1, 2006 do not include stock based compensation under the fair value method. The Company uses the Black-Scholes option pricing model to value its stock option grants.

Prior to January 1, 2006, the Company applied APB Opinion No. 25, "Accounting for Stock Issued to Employees" for measurement and recognition of stock based transactions with its employees and directors. If the Company had recognized compensation expense for its stock based transactions based on the fair value method prescribed by SFAS 123R, net loss and net loss per share for the years ended December 31, 2005 and 2004 would have been as follows:

		2005		2004
Net loss:				
As reported	$	(566,387)	$	(217,127)
Add: stock-based compensation expense included in reported net income		-		-
Deduct: stock-based compensation expense determined under the fair value based method for all awards		(6,543)		(22,887)
Pro forma net loss	$	(572,930)	$	(240,014)
Net loss per common share:				
As reported:				
Basic and diluted	$	(0.01)	$	(0.01)
Pro forma:				
Basic and diluted	$	(0.01)	$	(0.01)

See Note 5 for more information regarding the Company's stock compensation plans and the assumptions used to prepare the pro forma information presented above.

Net Loss Per Share of Common Stock

All net loss per share of Common Stock amounts presented have been computed based on the weighted average number of shares of Common Stock outstanding in accordance with SFAS 128. Stock warrants and stock options are not included in the calculation of dilutive loss per common share because the Company has experienced operating losses in all periods presented and, therefore, the effect would be antidilutive.

New Accounting Standards

The following is a summary of recent authoritative pronouncements that affect accounting, reporting, and disclosure of financial information by the Company:

In March 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 156, "Accounting for Servicing of Financial Assets" ("SFAS 156"), which amends SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," with the respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS 156 permits the choice of the amortization method or the fair value measurement method, with changes in fair value recorded in income, for the subsequent measurement for each class of separately recognized servicing assets and servicing liabilities. The statement is effective for years beginning after September 15, 2006, with earlier adoption permitted. The Company does not expect SFAS 156 to have a material impact on the Company's financial position or results of operations.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect FIN 48 to have a material impact on the Company's financial position or results of operations.

On September 13, 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108 ("SAB 108"), which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 is effective for the first fiscal year ending after November 15, 2006. The adoption of this statement is not expected to have a material impact on the Company's financial position or results of operations.

Also in September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement," effective for the Company's fiscal year beginning January 1, 2008. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement does not require any new fair value measurements, but simplifies and codifies related guidance within GAAP. This Statement applies under other accounting pronouncements that require or permit fair value measurements. The Company is currently reviewing this pronouncement, but believes it will not have a material impact on our financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company's consolidated financial statements upon adoption.

Income Taxes

Deferred income taxes are calculated using the liability method prescribed by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109").

Concentrations of Credit Risk

The Company is not exposed to any concentration of credit risk.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain amounts in 2004 and 2005 have been reclassified to conform to 2006 presentations for comparability. These reclassifications have no effect on previously reported stockholders' equity (deficiency) or net loss.

3. Property and Equipment

Property and equipment consists of the following:

	December 31, 2006	December 31, 2005
Data processing equipment	$ 22,032	$ 32,109
Office furniture and fixtures	19,087	37,161
Other equipment	11,038	11,038
Purchased software	3,770	3,770
	55,927	84,078
Less accumulated depreciation and amortization	(48,361)	(79,282)
	$ 7,566	$ 4,796

4. Convertible Notes

The contractual maturities of the principal outstanding related to the Company's convertible notes at December 31, 2006 are as follows:

Contractual Maturity Date	Principal Outstanding
August 2008	$ 1,235,666
September 2008	1,905,000
Total	$ 3,140,666

In 2002, the Company initiated a convertible note program under which it was authorized to issue up to $1,500,000 principal amount of its 8% convertible secured notes (the "notes"). In February 2006, the convertible note program was amended to allow the Company to issue up to $3,000,000 of its notes. Prior to August 2006, the Company had issued an aggregate of $1,575,336 principal amount of notes under this program, including notes with an aggregate principal amount of $536,336 that have been converted into shares of the Company's common stock.

These notes bear interest at 8%, are convertible into the Company's common stock at a conversion rate of $.20 per share (for notes issued prior to the April 2006 amendment to the program) or $.50 per share (for notes issued in May 2006), and are secured by the Company's equity interest in its decisioning.com, Inc. subsidiary, which owns the Company's patent portfolio. Principal and interest under these notes generally becomes payable in full on the second anniversary of the date on which these notes were issued. However, under the terms of the notes, the full amount of principal and interest under all notes may be declared immediately due and payable in certain events, including bankruptcy or similar proceedings involving the Company, a default in the payment of principal and interest under any note, or a change in control of the Company.

From June 2004 through August 2006, the Company was in default regarding payment of principal and interest due under certain of the notes. Accordingly, the full amount of principal and interest outstanding under all notes was payable at the option of all noteholders. At December 31, 2005, the amount of principal and accrued interest outstanding under all of the notes was $1,595,906.

In August 2006, the Company and the holders of all outstanding notes entered into an amended and restated note purchase agreement under which such holders agreed to extend the maturity date of such notes by exchanging them (including all interest accrued thereon) for new two-year notes due in August 2008 in the aggregate principal amount of $1,268,027. Under the amended note purchase agreement, the Company may issue notes in the aggregate principal amount of up to $5,000,000 (including the notes issued to current noteholders, as described in the preceding sentence) having an exercise price determined by the Company and each investor at the time of issuance.

The new notes issued in August 2006 have the same terms as the old notes for which they were exchanged, except that the new notes will mature in August 2008. Of the new notes issued, notes with a principal amount of $1,115,068 are convertible into shares of the Company's common stock at $.20 per share, and notes with a principal amount of $152,959 are convertible into shares of the Company's common stock at $.50 per share. The new notes include a note in the principal amount of $166,863 issued to the Company's Chief Executive Officer and a note in the principal amount of $122,115 issued to a subsidiary of The South Financial Group. The South Financial Group Foundation, a non-profit foundation established by the South Financial Group, owns approximately 10% of the Company's outstanding capital stock.

In September 2006, The Company sold additional convertible notes in the aggregate principal amount of $1,905,000. The terms of these notes are the same as the notes previously issued by the Company, except that they may be converted into the Company's common stock at a rate of $.42 per share, and the Company has agreed to prepare and file with the Securities and Exchange Commission, on or before January 31, 2007, a registration statement with respect to the Company's common stock issuable upon conversion of these notes.

5. Stockholders' Deficiency

Preferred Stock

Pursuant to the Company's Certificate of Incorporation, the Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations, or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. At December 31, 2006 and 2005 there are no shares of preferred stock issued or outstanding.

Stock Option Plans

During 2006, the Company had two stockholder-approved stock option plans, the 1995 Stock Option Plan and the 1996 Incentive Stock Option Plan. Under the 1995 Stock Option Plan the Company granted incentive stock options and nonqualified stock options to employees, directors, consultants and independent contractors. This plan closed in April 1996. In 2006, all outstanding and unexercised stock options granted under the plan expired. Accordingly, at December 31, 2006, there were no outstanding options under the 1995 Stock Option Plan.

In April 1996, the Company adopted the 1996 Incentive Stock Option Plan. This plan closed in April 2006. Under the terms of the plan, incentive options were issued at an exercise price not less than the estimated fair market value on the date of grant. Generally, options granted vest ratably over a 60 month term. The 1996

At December 31, 2006, the closing price of the Company's common stock was less than the weighted-average exercise price of options granted in accordance with the 1996 Stock Option Plan which were outstanding and which were exercisable; accordingly, there was no intrinsic value associated with such options. In 2006, the Company recognized $2,524 of compensation expense associated with options granted under this plan and additional compensation cost of $1,558 will be recognized over the next 2 years.

The fair value of each option award is estimated using the Black-Scholes option-pricing at the date of grant. The following table sets forth the assumptions used by the Company to estimate the fair value of options granted in 2006. Expected volatility is based on historical monthly stock prices starting on April 26, 1996. Historical data and other factors that could affect the Company and its options programs are used to estimate the expected option life. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield in effect at the time of grant.

	2006
Dividend yield	-
Expected volatility	138%
Risk-free rate of return	4.82%
Expected option life, years	3

For purposes of preparing its pro forma stock-based compensation disclosures as set forth in Note 2, the Company estimated the fair value at the date of grant for the options issued prior to 2006 using the following assumptions: expected volatility, 85% to 142%; risk free rate of return, 1.99% to 6.60%; dividend yield, 0%; and expected option life, 3 years.

The Black-Scholes and other option pricing models were developed for use in estimating fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions. The Company's employee stock options have characteristics significantly different than those of traded options, and changes in the subjective assumptions can materially affect the fair value estimate.

Stock Warrants

In July 2006, the Company engaged Morgan Keegan & Company ("Morgan Keegan") to act as its exclusive financial advisor to assist the Company in raising capital and with the Company's patent licensing program and strategic and financial alternatives. Under the terms of the engagement, the Company issued to Morgan Keegan, as an advisory fee, a warrant with a five-year term to purchase 2,500,000 shares of the Company's common stock for $0.50 per share. The warrant was exercisable at the date of issuance and the Company recognized the estimated fair value of the warrant as an expense of $200,000. The Company estimated the fair value of the warrant in a manner consistent with its method for estimating the fair value of its stock options as discussed above.

In September 2000, the Company entered into a convertible debenture and warrants purchase agreement with an investor and, in connection therewith, issued to the broker representing the investor in this transaction a five-year warrant to acquire 35,000 shares of the Company's common stock at $0.47 per share. These warrants expired unexercised in 2005.

6. Employee Benefit Plans

The Company has an employee savings plan (the Savings Plan) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, participating employees may defer a portion of their pretax earnings, up to the Internal Revenue Service annual contribution limit.

full on the second anniversary of the date on which these notes were issued. However, under the terms of the notes, the full amount of principal and interest under all notes may be declared immediately due and payable in certain events, including bankruptcy or similar proceedings involving the Company, a default in the payment of principal and interest under any note, or a change in control of the Company.

From June 2004 through August 2006, the Company was in default regarding payment of principal and interest due under certain of the notes. Accordingly, the full amount of principal and interest outstanding under all notes was payable at the option of all noteholders. At December 31, 2005, the amount of principal and accrued interest outstanding under all of the notes was $1,595,906.

In August 2006, the Company and the holders of all outstanding notes entered into an amended and restated note purchase agreement under which such holders agreed to extend the maturity date of such notes by exchanging them (including all interest accrued thereon) for new two-year notes due in August 2008 in the aggregate principal amount of $1,268,027. Under the amended note purchase agreement, the Company may issue notes in the aggregate principal amount of up to $5,000,000 (including the notes issued to current noteholders, as described in the preceding sentence) having an exercise price determined by the Company and each investor at the time of issuance.

The new notes issued in August 2006 have the same terms as the old notes for which they were exchanged, except that the new notes will mature in August 2008. Of the new notes issued, notes with a principal amount of $1,115,068 are convertible into shares of the Company's common stock at $.20 per share, and notes with a principal amount of $152,959 are convertible into shares of the Company's common stock at $.50 per share. The new notes include a note in the principal amount of $166,863 issued to the Company's Chief Executive Officer and a note in the principal amount of $122,115 issued to a subsidiary of The South Financial Group. The South Financial Group Foundation, a non-profit foundation established by the South Financial Group, owns approximately 10% of the Company's outstanding capital stock.

In September 2006, The Company sold additional convertible notes in the aggregate principal amount of $1,905,000. The terms of these notes are the same as the notes previously issued by the Company, except that they may be converted into the Company's common stock at a rate of $.42 per share, and the Company has agreed to prepare and file with the Securities and Exchange Commission, on or before January 31, 2007, a registration statement with respect to the Company's common stock issuable upon conversion of these notes.

5. Stockholders' Deficiency

Preferred Stock

Pursuant to the Company's Certificate of Incorporation, the Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations, or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. At December 31, 2006 and 2005 there are no shares of preferred stock issued or outstanding.

Stock Option Plans

During 2006, the Company had two stockholder-approved stock option plans, the 1995 Stock Option Plan and the 1996 Incentive Stock Option Plan. Under the 1995 Stock Option Plan the Company granted incentive stock options and nonqualified stock options to employees, directors, consultants and independent contractors. This plan closed in April 1996. In 2006, all outstanding and unexercised stock options granted under the plan expired. Accordingly, at December 31, 2006, there were no outstanding options under the 1995 Stock Option Plan.

In April 1996, the Company adopted the 1996 Incentive Stock Option Plan. This plan closed in April 2006. Under the terms of the plan, incentive options were issued at an exercise price not less than the estimated fair market value on the date of grant. Generally, options granted vest ratably over a 60 month term. The 1996

Incentive Stock Option Plan was amended and restated effective May 28, 1999, to increase the number of shares of common stock available for issuance from 1,900,000 to 2,900,000 and to permit non-employee directors to participate in the 1996 Stock Option Plan. Under the Company's director compensation program in effect from April 1999 to March 2002, non-employee directors received options under the 1996 Incentive Stock Option Plan to purchase 5,000 shares of common stock of the Company on the 5th business day after each annual shareholder meeting. In March 2002, the Company adopted a new director compensation program as a component of the 1996 Incentive Stock Option Plan under which all non-employee directors received a one-time grant of options to purchase 100,000 shares of the Company's stock at the closing sales price of the Company's common stock on the business day immediately prior to the date of grant. Such options vest ratably over a two-year period. Under the program, all non-employee directors on the Board were granted options to purchase 100,000 shares on March 20, 2002.

Additionally, on July 14, 2006, the Board of Directors granted to executives of the Company and to its non-employee directors an additional 4,350,000 options to purchase the Company's common stock ("The 2006 Stock Option Grant"). Included in the 2006 Stock Option Grant were options granted to executive officers to purchase 3,350,000 shares of the Company's common stock at an exercise price of $0.50. One-third of the options granted to the executive officers vested at the date of grant and the remainder vest in two annual installments on the first and second anniversaries of the date of grant.

The 2006 Stock Option Grant also included options granted to non-employee directors to purchase 1,000,000 shares of the Company's common stock. Of these options, 500,000 options are exercisable at $0.35 per share and vested at the grant date. The remaining 500,000 options granted to non-employee directors are exercisable at $0.50, and vest in two equal installments on the first and second anniversaries of the grant date. The closing price of the Company's common stock was $0.35 on the day immediately preceding the date of the 2006 Stock Option Grant.

All the options granted pursuant to the 2006 Stock Option Grant have a contractual term of 10 years and a remaining contractual term of 9.5 years at December 31, 2006. During 2006, none of the options were exercised or forfeited. At the grant date and at December 31, 2006, the weighted-average exercise price was $0.48. At December 31, 2006, the weighted-average exercise price of the 1,616,666 options exercisable pursuant to the 2006 Stock Option Grant was $0.45. At the date of grant, the options granted had a weighted-average fair value of $0.26 and total compensation cost was $1,136,000. Of the total compensation costs related to the 2006 Stock Option Grant, the Company recognized compensation expense of $671,556 in 2006 and will recognize $355,333 and $109,111 in 2007 and 2008, respectively. At December 31, 2006, the closing price of the Company's common stock was less than the weighted-average exercise price of options which were outstanding and which were exercisable; accordingly, there was no intrinsic value associated with such options.

A summary of activity under the 1995 and 1996 Option Plans is as follows:

	Shares Available for Grant	Options Outstanding Number of Shares	Options Outstanding Weighted Average Price Per Share
1995 Stock Option Plan			
Balance at December 31, 2003	-	18,020	$0.44
Options canceled/forfeited/expired	-	(10,600)	$0.44
Balance at December 31, 2004	-	7,420	$0.44
Options canceled/forfeited/expired	-	(4,240)	$0.44
Balance at December 31, 2005	-	3,180	$0.44
Options canceled/forfeited/expired	-	(3,180)	$0.44
Balance at December 31, 2006	-	-	-
1996 Incentive Stock Option Plan			
Balance at December 31, 2003	577,250	2,150,820	$0.50
Options granted	-	-	$0.00
Options cancelled/forfeited	17,500	(17,500)	$0.22
Balance at December 31, 2004	594,750	2,133,320	$0.50
Options granted	-	-	$0.00
Options cancelled/forfeited	99,620	(99,620)	$0.34
Balance at December 31, 2005	694,370	2,033,700	$0.51
Plan Closed	(694,370)	-	-
Options exercised	-	(200,000)	$0.12
Options cancelled/forfeited	-	(100,000)	$1.47
Balance at December 31, 2006	-	1,733,700	$0.50

A summary of stock options exercisable and stock options outstanding under the 1996 Incentive Stock Option Plan is as follows:

1996 Incentive Stock Option Plan

	Options Exercisable at December 31, 2006		Options Outstanding At December 31, 2006		
Range of Exercise Prices	Number Exercisable	Weighted Average Price Per Share	Number Outstanding	Weighted Average Price Per Share	Weighted Average Remaining Contractual Life (years)
$0.09 - $0.94	1,370,000	$0.20	1,440,000	$0.20	4.6
$1.06 - $3.75	293,700	$1.98	293,700	$1.98	2.5
$0.09 - $3.75	1,663,700	$0.52	1,733,700	$0.50	4.3

At December 31, 2006, the closing price of the Company's common stock was less than the weighted-average exercise price of options granted in accordance with the 1996 Stock Option Plan which were outstanding and which were exercisable; accordingly, there was no intrinsic value associated with such options. In 2006, the Company recognized $2,524 of compensation expense associated with options granted under this plan and additional compensation cost of $1,558 will be recognized over the next 2 years.

The fair value of each option award is estimated using the Black-Scholes option-pricing at the date of grant. The following table sets forth the assumptions used by the Company to estimate the fair value of options granted in 2006. Expected volatility is based on historical monthly stock prices starting on April 26, 1996. Historical data and other factors that could affect the Company and its options programs are used to estimate the expected option life. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield in effect at the time of grant.

	2006
Dividend yield	-
Expected volatility	138%
Risk-free rate of return	4.82%
Expected option life, years	3

For purposes of preparing its pro forma stock-based compensation disclosures as set forth in Note 2, the Company estimated the fair value at the date of grant for the options issued prior to 2006 using the following assumptions: expected volatility, 85% to 142%; risk free rate of return, 1.99% to 6.60%; dividend yield, 0%; and expected option life, 3 years.

The Black-Scholes and other option pricing models were developed for use in estimating fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions. The Company's employee stock options have characteristics significantly different than those of traded options, and changes in the subjective assumptions can materially affect the fair value estimate.

Stock Warrants

In July 2006, the Company engaged Morgan Keegan & Company ("Morgan Keegan") to act as its exclusive financial advisor to assist the Company in raising capital and with the Company's patent licensing program and strategic and financial alternatives. Under the terms of the engagement, the Company issued to Morgan Keegan, as an advisory fee, a warrant with a five-year term to purchase 2,500,000 shares of the Company's common stock for $0.50 per share. The warrant was exercisable at the date of issuance and the Company recognized the estimated fair value of the warrant as an expense of $200,000. The Company estimated the fair value of the warrant in a manner consistent with its method for estimating the fair value of its stock options as discussed above.

In September 2000, the Company entered into a convertible debenture and warrants purchase agreement with an investor and, in connection therewith, issued to the broker representing the investor in this transaction a five-year warrant to acquire 35,000 shares of the Company's common stock at $0.47 per share. These warrants expired unexercised in 2005.

6. Employee Benefit Plans

The Company has an employee savings plan (the Savings Plan) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, participating employees may defer a portion of their pretax earnings, up to the Internal Revenue Service annual contribution limit.

7. Leases

The Company has a prepaid two-year lease on its principal office space. The lease expires in December 2008. Additionally, the Company has a month-to-month operating lease for the rental of its warehouse. Future minimum lease payments under these leases at December 31, 2006 are approximately $1,200, all of which is payable in 2007. In 2006, 2005, and 2004 the Company incurred rent expense, including rent associated with cancelable rental agreements, of approximately $21,000, $24,000 and $32,000, respectively.

8. Income Taxes

As of December 31, 2006, the Company had federal and state tax net operating loss carryforwards of approximately $69,949,000. The net operating loss carryforwards will begin to expire in 2009, if not utilized.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities consist of the following:

	December 31, 2006	December 31, 2005
Deferred tax assets:		
Net operating loss carryforwards	$ 26,091,000	$ 25,102,000
Accrued expenses	37,000	19,000
Other	-	-
Total deferred tax assets	26,128,000	25,121,000
Deferred tax liabilities:		
Other	-	-
Total deferred tax liabilities	-	-
Less: Valuation allowance	(26,128,000)	(25,121,000)
Total net deferred taxes	$ -	$ -

The Company has recorded a valuation allowance for the full amount of its net deferred tax assets as of December 31, 2006 and 2005, based on management's evaluation of the evidential recognition requirements under the criteria of SFAS 109. The main component of the evidential recognition requirements was the Company's cumulative pretax losses since inception. The provision for income taxes at the Company's effective rate did not differ from the provision for income taxes at the statutory rate for 2006, 2005, and 2004.

9. Segment Information

The Company conducts its business within one industry segment – financial services technology. To date, all revenues generated have been from transactions with North American customers. Single entities accounted for 100%, 100% and 87% of revenues in 2006, 2005, and 2004, respectively.

10. Related Party Transactions

In December 2003, the Company sold a two year convertible note in the principal amount of $100,000 to a subsidiary of The South Financial Group, which at that time owned approximately 12% of the Company's outstanding common stock. In June 2002, the Company sold a two year convertible secured note to its Chairman, President and Chief Executive Officer in the principal amount of $125,000. These notes bear interest at 8%, and principal and accrued interest were due in December 2005 and June 2004, respectively. As discussed more fully in Note 4, in August 2006 the Company exchanged its outstanding convertible notes for new convertible notes. In accordance with the exchange the Company issued new convertible notes to a subsidiary of The South Financial Group, Inc. and to the Company's Chief Executive Officer in the principal amounts of $122,115 and $166,863, respectively.

In 2006, 2005 and 2004, the Company leased office space from a holder of a portion of its convertible notes. The lease was on a month-to-month basis and was terminated in January 2007. Rental expense for the office space was $6,000, $9,250 and $18,000 in 2006, 2005 and 2004, respectively.

11. Commitments and Contingent Liabilities

The Company and its founder, Jeff Norris, are defendants in a lawsuit filed by Temple Ligon on November 30, 1996 in the Court of Common Pleas for the County of Richland in Columbia, South Carolina. Mr. Ligon claims, among other things, that the Company and Mr. Norris breached an agreement to give him a 1% equity interest in the Company in consideration of services Mr. Ligon claims to have performed in 1993 and 1994 in conjunction with the formation of the Company, and seeks monetary damages of $5,463,000. This lawsuit initially resulted in a jury verdict against the Company of $68,000. However, Mr. Ligon subsequently requested and was granted a new trial. In January 2004, this lawsuit resulted in another jury verdict against the Company of $382,148. In connection with the litigation and the resulting jury verdict, the Company filed post-trial motions with the trial court in which, among other things, it claimed that the jury verdict should be set aside. On July 23, 2004, the trial judge granted the Company's motions, set aside the jury verdict, and ordered entry of a judgment in favor of the Company. The plaintiff appealed the trial judge's ruling to the South Carolina Court of Appeals (the "Appeals Court"). On October 30, 2006, the Appeals Court reversed the trial judge's decision and reinstated the jury verdict of $382,148. The Company's petition to the Appeals Court for a rehearing of the this case has been denied, and will seek further appeals, if necessary, we intend to petition the South Carolina Supreme Court for relief from this ruling. If the Company becomes obligated to pay more than an insignificant amount of damages in connection with this litigation, it could be forced to consider alternatives for winding down its business, which may include offering its patents for sale or filing for bankruptcy protection.

12. Quarterly Results of Operations (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended December 31, 2006				
Revenue	$ 8,333	$ 8,334	$ 8,333	$ 8,333
Gross profit	7,500	7,500	7,500	7,500
Net (loss) income	(89,946)	(219,965)	(1,610,054)	(779,557)
Net loss per share – basic and diluted	(0.00)	(0.00)	(0.04)	(0.02)
Year ended December 31, 2005				
Revenue	$ 4,412	$ 4,412	$ 4,411	$ 7,026
Gross profit	3,971	3,971	3,969	6,324
Net (loss) income	(129,625)	(165,330)	(134,976)	(136,456)
Net loss per share – basic and diluted	(0.00)	(0.00)	(0.00)	(0.00)

The sum of certain net loss per share amounts differs from the annual reported total due to rounding.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Affinity Technology Group, Inc.
Columbia, South Carolina

We have audited the accompanying consolidated balance sheets of Affinity Technology Group, Inc. and subsidiaries (collectively, the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in stockholders' equity (deficiency), and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2006 the Company changed its method of accounting for share-based payments as required by Statement of Financial Accounting Standards No. 123R, Share-Based Payment.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has limited capital resources, has incurred recurring operating losses and has an accumulated deficit. These matters raise substantial doubt about the ability of the Company to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Scott McElveen, L.L.P.

Columbia, South Carolina
January 24, 2007 ,
except for Notes 1 and 11,
which are as of January 30, 2007

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Corporate and Stockholder Information

BOARD OF DIRECTORS
Joseph A. Boyle,
Chairman, President, Chief Executive Officer, and Chief Financial Officer
Affinity Technology Group, Inc.

Robert M. Price, Jr.
President
PSV, Inc.

Peter R. Wilson, Ph.D.
Associate Professor
Fuqua School of Business
Duke University

EXECUTIVE OFFICERS
Joseph A. Boyle
Chairman, President, Chief Executive Officer, and Chief Financial Officer

S. Sean Douglas
Executive Vice President and Chief Operating Officer

CORPORATE OFFICE
1310 Lady Street
Suite 601
Columbia, SC 29201
(803) 758-2511
http://www.affi.net

COMMON STOCK
The Common Stock of
Affinity Technology Group, Inc.
is traded on the Over-The-Counter Bulletin
Board (OTCBB), under the symbol "AFFI."

REGISTRAR AND TRANSFER AGENT
Mellon Investor Services LLC
480 Washington Boulevard
Jersey City, NJ 07310-1900
http://www.melloninvestor.com/isd

Corporate and Stockholder Information (continued)

STOCKHOLDER INQUIRIES

Affinity welcomes inquiries from stockholders and other interested investors. The Form 10-K will be provided without charge to any stockholder who writes to the address as set forth below. The Form 10-K and other financial materials are also available electronically via the World Wide Web at http://www.affi.net. General stockholder and investor questions may be directed to:

Investor Relations
1310 Lady Street
Suite 601
Columbia, SC 29201
(803) 758-2511

ANNUAL MEETING

All stockholders and other interested parties are invited to attend the Company's annual stockholders' meeting scheduled for Thursday, May 31, 2007, at 10:00 a.m. at the Embassy Suites, 200 Stoneridge Drive, Columbia, South Carolina.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Scott McElveen L.L.P.
1441 Main Street
Suite 1200
Columbia, SC 29202

AFFINITY TECHNOLOGY GROUP, INC.
1310 LADY STREET, SUITE 601
COLUMBIA, SOUTH CAROLINA 29201
803.758.2511 FAX 803.758.2560
www.affi.net

END

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